Exhibit 7.1

INDOSAT Financial Covenants

As of 31 December 2012 - Using the Indonesian GAAP audited figures

Set forth below are calculations of our historical financial ratios that are contained in our financial covenants under Indonesian GAAP as required by our debt agreements:

Bond/ Loan	Ratio	Requirement	Period	Result 2012	Summary of Data
Indosat Bond V and Sukuk Ijarah II, Indosat Bond VI and Sukuk Ijarah III, Indosat Bond VII and Sukuk Ijarah III	Debt to EBITDA	< 3.50	Relevant period(1)	2.43	Total Debt		25,597,694
	EBITDA to Interest Payment	> 3.00	Relevant period(1)	6.16	Equity		19,395,384
					Interest Expense		1,709,946
	Consolidated Equity	> IDR 5T	at any time	19,395,384	EBITDA		10,540,046
	Debt to Equity	< 2.50	at any time	1.32
Indosat Bond VIII Series A, B and Sukuk Ijarah V	Net Debt to EBITDA	< 4.00	Relevant period(1)	2.06	Total Net Debt		21,680,458
	EBITDA to Interest Payment	> 3.00	Relevant period(1)	6.16	Equity		19,395,384
					Interest Expense		1,709,946
	Consolidated Equity	> IDR 5T	at any time	19,395,384	EBITDA		10,540,046
	Net Debt to Equity	< 2.50	Quarterly	1.12
USD 7.375% Guaranteed Notes due 2020	Consolidated Debt to EBITDA	< 4.00	Quarterly	2.39	Consolidated Debt	(2)	25,597,694
					EBITDA	(3)	10,701,393
HSBC - Coface, Sinosure and Commercial Facility and SEK-EKN facility	Consolidated Equity	> IDR 5T	Quarterly	19,395,384	Total Debt		25,597,694
					Equity		19,395,384
	Debt to EBITDA	< 3.50	Relevant period(1)	2.43	Interest Expense		1,709,946
					EBITDA		10,540,046
	EBITDA to Interest Expense	> 2.50	Relevant period(1)	6.16
	Debt to Equity	< 2.50	Quarterly	1.32
ING DBS Syndicated Loan	Debt to EBITDA	< 3.50	Relevant period(1)	2.43	Total Debt		25,597,694
					Equity		19,395,384
	EBITDA to Interest Payment	> 2.50	Relevant period(1)	6.16	Interest Expense		1,709,946
					EBITDA		10,540,046
	Debt to Equity	< 2.50	Quarterly	1.32
BCA and Mandiri Revolving Time Loan	Debt to EBITDA	< 4.00	Relevant period(1)	2.43	Total Debt		25,597,694
					Equity		19,395,384
	EBITDA to Interest Expense	> 3.00	Relevant period(1)	6.16	Interest Expense		1,709,946
					EBITDA		10,540,046
	Debt to Equity	< 2.50	Quarterly	1.32
BSMI Revolving Time Loan	Net Debt to EBITDA	< 4.00	Relevant period(1)	2.06	Total Net Debt		21,680,458
	Net Debt to Equity	< 2.50	at any time	1.12	Equity		19,395,384
					EBITDA		10,540,046

(1)

Based on the loan/bonds agreements, “relevant period” means each period of twelve (12) months ending on the last day of the Borrower’s financial year and each period of twelve (12) months ending on the last day of each of the first three quarters of the Borrower’s financial year.

(2)	Consolidated debt based on Guaranteed Notes due 2020 defined as:

Debt means, with respect to any person on any date of determination (without duplication):

(a)	the principal of and premium (if any) in respect of:
(1)	debt of such person for money borrowed; and
(2)	debt evidence by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

(b)	all capital lease obligations of such person and all attributable debt in respect of sale and leaseback transaction entered into by such person;

(c)

all obligations of such person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable, accrued commissions and other similar accrued current liabilities arising in the ordinary course of business that, in each instance, are (i) not more than 120 days overdue or (ii) are being contested in good faith by such person; provided that, with respect to such contested current liabilities that are also more than 120 days overdue, this exclusion shall apply only to the actual portion of such liabilities that are in dispute);

(d)

all obligations of such person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (a) through (c) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such person of a demand for reimbursement following payment on the letter of credit);

(e)

the amount of all obligations of such person with respect to the repayment of any disqualified stock or, with respect to any subsidiary of such person, any preferred stock (but excluding, in each case, any accrued dividends);

(f)

all obligations of the type referred to in clauses (a) through (e) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee;

(g)

all obligations of the type referred to in clauses (a) through (f) of other persons secured by any lien on any property of such person (whatever or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or the amount of the obligation so secured;

(h)	to the extent not otherwise included in this definition, hedging obligations of such person; and

(i)	All amounts raised under any Islamic financing transaction, including permitted Islamic financing obligations.

Provided that debt shall not include: (i) procurement payables that are non-interest bearing if such procurement payables have a maturity date of six months of less; or (ii) permitted shareholder loan debt.

The amount of debt of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. The amount of debt represented by a hedging obligation shall be equal to:

(1)	zero, if such hedging obligation has been incurred pursuant to clauses (v) or (vi) of the second paragraph of the covenant described under “Certain Covenants - Limitation on Debt;” or
(2)	the notional amount of such hedging obligation if not incurred pursuant to any of such clauses.

(3)	EBITDA based on Guaranteed Notes due 2020 defined as:

for any period, an amount equal to, for the parent and its consolidated restricted subsidiaries:

(a)	the sum of consolidated net income for such period, plus the following to the extent reducing consolidated net income for such period:
(1)	the provision of taxes based on income or profits or utilized in computing net loss;
(2)	Consolidated interest expense;
(3)	depreciation;
(4)	amortization of intangibles; and
(5)	any other non-cash items (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period); minus
(b)	all non cash items increasing consolidated net income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period).

EBITDA for the relevant four fiscal quarter period shall be calculated after giving pro forma effect to such Asset Sale, Investment or acquisition as if such Asset Sale, Investment or acquisition occurred on the first day of such period